TETRA TECH, INC.

3475 East Foothill Boulevard

Pasadena, California 91107

April 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Robert Shapiro

Re:	Form 10-K for Fiscal Year Ended October 1, 2023
Form 8-K Furnished November 15, 2023
Response dated March 1, 2024
File No. 000-19655

Dear Mr. Shapiro:

By letter dated March 13, 2024, you provided comments on the above-referenced filings and response of Tetra Tech, Inc. (the “Company”). Set forth below are the Company's responses to these comments. The numbering of these responses corresponds to the numbering of the comments in your letter.

In responding to your comments, the Company hereby acknowledges that the Company and its management are responsible for the accuracy and adequacy of the disclosures in its filings, notwithstanding any review, comments, action or absence of action by the staff.

Investor Presentation for Earnings Call Held on November 16, 2023

EBITDA Margin Trend on U.S. and International Reporting Basis

Reconciliation Summary for EBITDA, IFRS and Net Service Revenue (NSR)

1.	We note your response to prior comment 3. Please tell us:

•	Whether you applied IFRS to all other accounting transactions that would factor into the determination of Adjusted IFRS EBITDA.

•	Why you believe GAAP net income is more directly comparable to an adjusted IFRS measure of profit than IFRS net income, and

Securities and Exchange Commission

April 5, 2024

•	How the presentation of Adjusted IFRS EBITDA complies with the guidance contained in Question 100.04 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response

We advise the Staff that we did not apply IFRS to all transactions that would factor into the determination of Adjusted IFRS EBITDA. A more comprehensive presentation would include a complete reconciliation of GAAP net income to IFRS net income before then reconciling IFRS net income to Adjusted IFRS EBITDA. In the future, if we present any non-GAAP financial measures based on IFRS, we will include a complete reconciliation. However, we do not currently plan to present Adjusted IFRS EBITDA, or any other non-GAAP financial measures based on IFRS, in future investor presentations.

2.	Please explain why you believe it is appropriate to exclude revenue generated from RPS from the calculation of Net Service Revenue (NSR) for purposes of determining Adjusted IFRS EBITDA as a percentage of adjusted NSR.

Response

Consistent with most of the non-GAAP measures we presented in fiscal 2023, the presentation of Adjusted IFRS EBITDA as a percentage of Adjusted NSR excludes RPS completely. For consistency and year-over-year comparability, RPS was excluded because RPS was not included in the Tetra Tech results prior to fiscal 2023. The RPS amounts are deducted from both the numerator (Adjusted IFRS EBITDA) and the denominator (Adjusted NSR). We do not currently plan to present Adjusted IFRS EBITDA, or any other non-GAAP financial measures based on IFRS, in future investor presentations.

Securities and Exchange Commission

April 5, 2024

*****

During your review, should you have any additional questions with respect to the Company's responses, please contact Preston Hopson, Senior Vice President, General Counsel and Secretary, at (626) 470-2481; or me at (626) 470-2463.

Very truly yours,

/s/ Steven M. Burdick
Steven M. Burdick
Executive Vice President and Chief Financial Officer

cc:	Lyn Shenk, SEC
Brian N. Carter
Preston Hopson